Fourth Quarter and Full Year 2018 Earnings Call February 21, 2019 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

FY 2018 Highlights Total Shipments of 1.5 million tons up 3% compared to 2017 Successfully executing on our automotive strategy with shipments up 16% YoY Revenue increased 9% YoY to €5.7 billion on higher shipments, higher metal prices and improved price and mix Net income of €190 million compared to net loss of €31 million in 2017 Includes gain from the sale of the North Building at Sierre in Q3 2018 Adjusted EBITDA of €498 million increased 11% YoY Record annual Adjusted EBITDA for each of our three business units Net Debt / LTM Adjusted EBITDA of 4.0x down from 4.2x YoY Strong Results in 2018; Maintaining 2019 Guidance

Q4 2018 Highlights Total Shipments of 370 thousand tons up 6% compared to Q4 2017 Revenue increased 12% YoY to €1.4 billion on higher shipments and improved price and mix Net loss of €57 million compared to net loss of €80 million in Q4 2017 Adjusted EBITDA of €104 million increased 1% YoY Project 2019 run rate cost savings of €43 million Announced the acquisition of 49% share of Bowling Green JV Transaction completed in January 2019 Q4 2018 Results In-line with Guidance Range

Peter Matt Chief Financial Officer

Adjusted EBITDA Bridges FY 2018 vs. FY 2017 Q4 2018 vs. Q4 2017 € millions +1% +11% € millions – Q4 2017 Q4 2018

Q4 2018 Highlights Adjusted EBITDA of €55 million Automotive shipments up 13% YoY and packaging shipments up 6% YoY FT3 ramp up in Neuf-Brisach on track Bowling Green integration proceeding; operational performance improving Packaging and Automotive Rolled Products Q4 Adjusted EBITDA Bridge € in millions Q4 2018 Q4 2017 Var. Shipments (kt) 254 238 6% Revenues (€m) 737 666 11% Adj. EBITDA (€m) 55 44 25% Adj. EBITDA (€ / t) 219 185 18% € in millions FY Adjusted EBITDA Bridge

Q4 2018 Highlights Adjusted EBITDA of €38 million Solid operational performance with higher Aerospace and TID shipments Higher costs, largely labor related TID shipment performance gradually improving after manufacturing challenges Aerospace and Transportation Q4 Adjusted EBITDA Bridge € in millions FY Adjusted EBITDA Bridge € in millions Q4 2018 Q4 2017 Var. Shipments (kt) 59 56 7% Revenues (€m) 349 319 9% Adj. EBITDA (€m) 38 37 2% Adj. EBITDA (€ / t) 643 672 (4)% 10

Q4 2018 Highlights Automotive Structures and Industry Adjusted EBITDA of €21 million Continue to experience higher costs related to maintenance, new product launches and footprint expansion Slightly higher Industry shipments Nominations of €1.3 billion in 2018 Q4 2018 Q4 2017 Var. Shipments (kt) 57 56 1% Revenues (€m) 324 274 18% Adj. EBITDA (€m) 21 28 (25)% Adj. EBITDA (€ / t) 367 493 (25)% Q4 Adjusted EBITDA Bridge € in millions FY Adjusted EBITDA Bridge € in millions

Project 2019 Three Pillars Cost Reduction €43 million of annual run-rate cost savings achieved as of December 31, 2018 Target of €75 million of annual run-rate cost savings by December 31, 2019 Working Capital Improvement Committed to improvement of working capital turns Expect working capital investments related to the ramp up of growth projects Capital Discipline Capex guidance of €265 million for 2019 Maintenance spending of €150-175 million 80 Project 2019 continuing to provide benefits

Net Debt and Liquidity € in millions Net Debt and Leverage Maturity Profile Liquidity Debt / Liquidity Highlights Remain committed to deleveraging Leverage expected to increase temporarily; Net debt to increase from the application of IFRS 16 (~€100-125M) and the Bowling Green acquisition (~€160M) in Q1 2019 No bond maturities until 2021 Ample liquidity of over €650 million € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA

Jean-Marc Germain Chief Executive Officer

End Market Updates Automotive: North America: Market SAAR expected to fall slightly in 2019 Europe: Market expected to grow slightly YoY in 2019 Demand for luxury cars, light trucks, and SUVs remains strong Penetration to drive increased demand for rolled and extruded aluminium products Aerospace: Sustained OEM build rates OEM backlogs remain near record highs Packaging: Market remains stable ABS conversions expected to help North American market balance over the medium to long term Conversion from steel to aluminium driving growth in Europe Increased focus on sustainability expected to benefit demand for aluminium cans Other Markets Transportation, Industry and Defense North America: Strong transportation, industry and defense markets Europe: Strong defense market; stable industry market Industry (Extrusions) Europe: Strong demand across end markets

Financial Guidance and Outlook Based on our current outlook for 2019, we expect: Adjusted EBITDA growth of 8% to 10% Free Cash Flow in excess of €50 million Targets for 2022: Adjusted EBITDA of over €700 million Net Debt / Adjusted EBITDA of 2.5x Focused on delivering on our strategy and increasing shareholder value

Q&A

Appendix

Net Debt Reconciliation December 31, 2018 September 30, 2018 June 30, 2018 March 31, 2018 December 31, 2017 Borrowings 2,151 2,103 2,184 2,093 2,127 Fair value of cross currency basis swaps, net of margin calls 9 25 20 46 32 Cash and cash equivalents (164) (279) (166) (211) (269) Cash pledged for issuance of guarantees — — — (1) (1) Net Debt 1,996 1,849 2,038 1,927 1,889 LTM Adjusted EBITDA 498 498 495 471 448 Leverage 4.0x 3.7x 4.1x 4.1x 4.2x € millions

Reconciliation of Net Income to Adjusted EBITDA  € millions Three months ended December 31, 2018 Three months ended December 31, 2017 Net loss (57) (80) Income tax expense 2 24 Loss before income tax (55) (56) Finance costs – net 32 120 Share of loss of joint-ventures 10 8 Income / (loss) from operations (13) 72 Depreciation and amortization 56 46 Restructuring costs — 1 Unrealized losses / (gains) on derivatives 31 (17) Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net — 1 Losses on pension plan amendments 3 — Share based compensation costs 3 2 Metal price lag 13 (6) Start-up and development costs 5 3 Manufacturing system and process transformation costs — 1 Losses on disposals 5 1 Other 1 — Adjusted EBITDA 104 104

Reconciliation of Net Income to Adjusted EBITDA  € millions Twelve months ended December 31, 2018 Twelve months ended September 30, 2018 Twelve months ended June 30, 2018 Twelve months ended March 31, 2018 Twelve months ended December 31, 2017 Net income / (loss) 190 168 (28) (68) (31) Income tax expense 32 54 70 57 80 Income / (loss) before income tax 222 222 42 (11) 49 Finance costs – net 149 237 236 239 260 Share of loss of joint-ventures 33 30 28 26 29 Income from operations 404 489 306 254 338 Depreciation and amortization 197 187 177 172 171 Restructuring costs 1 2 2 2 4 Unrealized losses / (gains) on derivatives 84 36 4 25 (57) Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net — 1 (2) (1) 4 (Gain) / loss on pension plan amendments (36) (39) 2 2 (20) Share based compensation costs 12 11 11 9 8 Metal price lag — (19) (26) (13) (22) Start-up and development costs 21 19 16 16 17 Manufacturing system and process transformation costs — 1 1 2 2 (Gains) / losses on disposals (186) (190) 5 2 3 Other 1 — (1) 1 — Adjusted EBITDA 498 498 495 471 448

Borrowings Table € millions December 31, 2018 December 31, 2017   Nominal Value in Currency Nominal Rate Effective Rate Nominal Value in Euros (Arrangement fees) Accrued Interests Carrying Value Carrying Value Secured Pan US ABL           (due 2022) — Floating 4.51% — — — — 65         Secured Inventory Based Facility (due 2019) — Floating — — — — — — Senior Unsecured Notes Constellium N.V. (Issued May 2014, due 2024) $400 5.75% 6.26% 349 (4) 3 348 332 Constellium N.V. (Issued May 2014, due 2021) €300 4.63% 5.16% 300 (2) 2 300 298 Constellium N.V. (Issued February 2017, due 2025) $650 6.63% 7.13% 568 (12) 12 568 541 Constellium N.V. (Issued November 2017, due 2026) $500 5.88% 6.26% 437 (7) 10 440 413 Constellium N.V. (Issued November 2017, due 2026) €400 4.25% 4.57% 400 (7) 6 399 395 Unsecured Revolving Credit Facility (due 2021) — Floating — — — — — — Other loans (including Finance leases)  — — — 94 — 2 96 83 Total Borrowings       2,148 (32) 35 2,151 2,127 Of which non-current     2,094 2,021 Of which current 57 106